EXHIBIT 99.6

CONSENT OF P. COWLEY

The undersigned hereby consents to reference to the undersigned’s name included or incorporated by reference in the Annual Report on Form 40-F being filed by Loncor Resources Inc. with the United States Securities and Exchange Commission in connection with the technical information in the Registrant’s Management Discussion and Analysis for the period ended December 31, 2010, which include reference to the undersigned in connection with technical information relating to the properties described therein.

/s/ Peter Cowley
Name:	Peter Cowley, F.I.M.M.M.
Title:	President & Chief Executive Officer,
Loncor Resources Inc.

Date: April 28, 2011